MERITZ & MUENZ LLP
COUNSELORS AT LAW
2021 O Street, NW
Washington, DC 20036
________

Telephone:  (202) 728-2909
Facsimile:    (202) 728-2910
E-mail: Lmuenz@meritzmuenzllp.com

Lawrence A. Muenz*
     *Also admitted in NY
April 16, 2009

Ms. Tabatha Akins
Staff Accountant
U. S. Securities and Exchange Commission
Mail Stop 6010
Washington, DC 20549

Re: Thomas Pharmaceuticals, Ltd.

Dear Ms. Akins:

On behalf of Thomas Pharmaceuticals, Ltd. (the “Company”), I would like to respond to your letter dated March 20, 2009.

The Company has amended its Current Report on Form 8-K dated March 10, 2009 to conform to your Comments 2 and 3.  Additionally, the Company has filed the letter from Bagell, Josephs, Levine & Company, L.L.C. as Exhibit 16.1 to the Form 8-K/A Amendment No. 1 pursuant to Item 304(a)(3) of Regulation S-K.

The Company hereby acknowledges:
1.           The Company is responsible for the adequacy and accuracy of the disclosure in the filing
2.           Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
3.           The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully yours,

Lawrence A. Muenz